AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

April 16, 2015

Via EDGAR

Alison White, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

File Nos. 033-13954 and 811-05141

Dear Ms. White:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on February 17, 2015, concerning Post-Effective Amendment (“PEA”) No. 109 to the registration statement of Pacific Select Fund (the “Registrant”) on Form N-1A (including the Prospectus (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on January 22, 2015 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Prospectus Comments:

1.	Floating Rate Income Portfolio

(a)	Comment: Principal Investment Strategies: Please remove “generally” from the second sentence describing the Fund’s 80% policy.

Response: The disclosure has been amended accordingly.

2.	PD Emerging Markets Portfolio, PD International Large-Cap Portfolio, Emerging Markets Debt Portfolio

(a)	Comment: Principal Investment Strategies: For the PD Emerging Markets Portfolio and the Emerging Markets Debt Portfolio, please disclose the Fund’s method for determining whether a country is considered an emerging market country.

Response: The disclosure has been amended accordingly.

Alison White, Esq.

April 16, 2015

(b)	Comment: Principal Investment Strategies: For the PD International Large-Cap Portfolio, please specify which countries are Approved Market countries in the fund summary section, similar to the disclosure in the Additional Information about Principal Investment Strategies and Risks section.

Response: The disclosure has been amended accordingly.

3.	Currency Strategies Portfolio

Comment: Principal Investment Strategies: Please consider the impact of the unpegging of the Swiss Franc to the Euro on this Fund and whether additional risk disclosure is necessary as a result.

Response: Additional risk disclosure has been added.

4.	Equity Long/Short Portfolio

(a)	Comment: Fees and Expenses: Please consider whether to add an Acquired Fund Fees and Expenses line item in the Annual Fund Operating Expenses table because the Fund discloses Investment in Money Market Funds Risk as a principal risk, or whether the risk should be deleted.

Response: Because the Fund can invest in money market funds as a principal investment strategy, Investment in Money Market Funds Risk is disclosed as a principal risk for the Fund. These investments are estimated to rise to the threshold required for disclosure of Acquired Fund Fees and Expenses so the disclosure has been amended accordingly. Any such expense is estimated as the Fund is a “new fund” pursuant to the definition under Form N-1A.

(b)	Comment: Principal Investment Strategies: Please define the term “Instrument” in the third paragraph or use lower case.

Response: “Instrument” has been revised to lower case.

(c)	Comment: Principal Investment Strategies: Please revise into Plain English the third source referenced in the second sentence of the first paragraph that states: “(3) active adjustment of the Fund’s net exposure to equity markets.”

Response: The disclosure has been amended accordingly.

5.	Global Absolute Return Portfolio

Comment: Performance: Because the Fund is a global fund, please consider whether the BofA Merrill Lynch U.S. 3-Month Treasury Bill (“T-Bill”) Index is an appropriate benchmark.

Response: Because the Fund uses an absolute return approach and thus seeks to achieve positive returns over a complete market cycle (as opposed to a return relative to an asset class or class of securities represented by an index), the Registrant believes that the current benchmark is appropriate for the Fund.

Alison White, Esq.

April 16, 2015

6.	Pacific Dynamix Portfolios and Portfolio Optimization Portfolios

(a)	Comment: Performance: Please disclose the components of each composite benchmark and the percentage of each component within each benchmark, or cross-reference to such information.

Response: The disclosure has been revised accordingly.

(b)	Comment: Performance: Please confirm if the composite benchmark for each Fund is static or dynamic. If the components of each composite benchmark can change year to year, the Registrant must consider the updated composite benchmark a new benchmark and comply with the related N-1A requirements.

Response: The composite benchmark for each Fund is static.

7.	PD 1-3 Year Corporate Bond Portfolio

Comment: Principal Investment Strategies: Please confirm supplementally why the one to three year maturity description is not part of the 80% test under Rule 35d-1 given the Fund’s name.

Response: In the Registrant’s view, Rule 35d-1 does not require the phrase “1-3 Year,” as used in the Fund’s name to refer to the remaining maturity range of corporate bonds in which the Fund generally invests, to be included in a fund’s Rule 35d-1 80% test. The SEC staff provided support for this view in question 11 of its responses to frequently asked questions about Rule 35d-1, in which the staff stated:

“Q: Would rule 35d-1 require a fund that uses a term such as “intermediate term bond” in its name to invest at least 80% of its assets in intermediate term bonds?

A: No. The Division takes the position that a “short-term,” “intermediate-term,” or “long-term” bond fund should have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years but less than 10 years, or more than 10 years. Such a fund should, however, invest at least 80% of its assets in bonds in order to comply with rule 35d-1. Compliance with the Division’s maturity guidelines is not intended to act as a safe harbor in determining whether a name is misleading. There may be instances where the dollar-weighted average maturity of a fund’s portfolio securities may not accurately reflect the sensitivity of the fund’s share price to changes in interest rates.”

8.	PD Small-Cap Value Index Portfolio

Comment: Principal Investment Strategies: Given that the Fund discloses Acquired Fund Fees and Expenses, please explain why investing in other investment companies is not disclosed as a principal investment strategy of the Fund.

Response: Investing in other investment companies is a non-principal investment strategy for this Fund.

9.	Pacific Dynamix Portfolios

Comment: Additional Information About Principal Risks: Please consider whether Emerging Markets Risk should be listed as a principal risk for these Funds.

Alison White, Esq.

April 16, 2015

Response: The Registrant has reconsidered whether to list this risk as a principal risk for these Funds and has determined that this risk does not need to be listed.

10.	All Funds

(a)	Comment: Fees and Expenses: For any Fund that includes short selling as a principal investment strategy, please confirm that any expenses resulting from selling short are accurately reflected in the Fund’s fee and expense table.

Response: So confirmed.

(b)	Comment: Fees and Expenses: Please confirm that Registrant need not add investing in other investment companies as a principal investment strategy for any Fund that discloses Acquired Fund Fees and Expenses in its fee and expense table.

Response: So confirmed. Unless otherwise noted, any such Fund’s investment in other investment companies does not reach the threshold for disclosure as a principal investment strategy.

(c)	Comment: Fees and Expenses: For all Funds that include the footnote regarding Business Development Companies in their Annual Fund Operating Expenses table, please remove the second sentence of that footnote which states: “These fees and expenses are not directly paid by Fund shareholders and have no impact on the fees and expenses associated with Fund operations” as this sentence is neither required nor permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A.

Response: The disclosure has been amended accordingly.

(d)	Comment: Performance: For any Fund that includes the word “Net” in the name of its benchmark, please state what the index is “net” of in a heading, footnote, or other disclosure.

Response: The disclosure in the Index Definitions section has been amended accordingly.

(e)	Comment: General Investment Information: Pursuant to Item 4(b)(1)(iii) of Form N-1A, please move the sentence regarding investments not being bank products from this section to the Principal Risks section in each Fund summary.

Response: The disclosure has been amended accordingly.

(f)	Comment: General Investment Information: Please clarify in Registrant’s disclosure that the investment guidelines applicable only at time of purchase do not apply to the 15% limitation on illiquid securities.

Response: The disclosure has been amended accordingly.

11.	All Funds (Class P Prospectus only)

Comment: Additional Information About Fees and Expenses: If no Fund held any business development companies (“BDCs”), please remove the disclosure relating to BDCs.

Response: The disclosure has been amended accordingly.

Alison White, Esq.

April 16, 2015

Statement of Additional Information (“SAI”) Comments:

12.	Equity Long/Short Portfolio

Comment: Investment Advisory Fee Schedules: Please reconcile the discrepancy between the Fund’s advisory fee disclosure in the fee table in the prospectus and the investment advisory fee schedule in the SAI.

Response: The SAI disclosure has been amended to align with the applicable prospectus disclosure.

13.	All Funds

Comment: Non-Fundamental Investment Restrictions: For the non-fundamental investment restriction relating to limitation of 15% of a Fund’s net assets in illiquid securities, please remove the parenthetical that includes the language “at the time of investment.”

Response: The disclosure has been amended accordingly.

Part C Comment:

14.	Comment: Exhibits: Please explain the reference of “Not Applicable” for the Consent of Independent Registered Accounting Firm.

Response: The Consent of Independent Registered Accounting Firm (the “Auditor’s Consent”), filed pursuant to Item 28(j) of Form N-1A (“Other Opinions”), applies to final, audited financial statements relied upon in preparing the registration statement. As the final, audited financial statements are not included in the Registrant’s filing under Rule 485(a), the Auditor’s Consent is not applicable and thus not filed with PEA No. 109. The Auditor’s Consent will be included in Registrant’s filing under Rule 485(b), when the applicable final, audited financial statements will be included or incorporated by reference.

General Comments:

15.	Comment: Please consider adding a “Table of Contents” heading to the table of contents in the prospectuses.

Response: The disclosure has been amended accordingly.

16.	Comment: Please advise how derivatives will be valued for purposes of Rule 35d-1 for any Fund that has an 80% names rule policy pursuant to Rule 35d-1.

Response: The Fund considers the valuation of derivatives on a case-by-case basis in light of Rule 35d-1 and available guidance.

17.	Comment: Please add that “the Registrant may not assert staff comments as a defense to any proceedings initiated by the SEC or any person under the federal securities laws of the United States” to the Tandy Representations that the Registrant customarily makes.

Response: We respectfully decline to include this additional statement which is not required under the federal securities laws. The Registrant has previously engaged in discussions with senior SEC staff regarding prior requests to include the same or similar language, resulting in the Registrant providing the Tandy Representations that the Registrant customarily makes.

Alison White, Esq.

April 16, 2015

18.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the post-effective amendment.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Paul Hastings LLP